Filed by Echostar Communications Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Companies: Hughes Electronics Corporation
Commission File No. 0-26035
General Motors Corporation
Commission File No. 1-00143
Date:  January 15, 2002

FOR IMMEDIATE RELEASE

CONTACT:	Judianne Atencio Communications Director EchoStar Communications Corp. 303/723-2010 judianne.atencio@echostar.com	Marc Lumpkin Communications Manager EchoStar Communications Corp. 303/723-2020 marc.lumpkin@echostar.com

ECHOSTAR LAUNCHES NEW PUBLIC INTEREST CHANNELS

Littleton, Colo., Jan. 15, 2002 – EchoStar Communications Corporation (NASDAQ: DISH) is pleased to announce that its DISH Network recently expanded its diverse programming lineup by launching two new public interest channels. After careful review of numerous applicants, DISH Network selected CoLours Television Network and StarNet to join EchoStar’s lineup of 19 other public interest channels that offer a broad range of educational and informational programming.

CoLours TV (Channel 9407) is a non-profit, African-American-owned and operated network that portrays the cultural diversity of African, Asian, Latin and Native Americans. Its board of directors is composed of nationally based organizations within the African American community including the Urban League, NAACP, and Black United Fund. StarNet (Channel 9406) is a distance learning programming service that offers educational training and courses for kindergarten through 12th grade students. StarNet has over 16 years of experience offering award-winning instruction.

Because the number of qualified applicants exceeded the number of public interest channels available for 2001, EchoStar was unable to offer carriage to other public interest channel applicants, including the Word Network.

The request for carriage by Word Network and other public interest programmers underscores the importance of the pending merger of EchoStar and Hughes Electronics and its DIRECTV. Currently, the two satellite TV providers share limited broadcast spectrum, much of which carries duplicate programming. The merger will free up this limited spectrum and enable the new company to carry more public interest channels. And because Word Network is also currently offered on DIRECTV, it would continue to be offered to customers of the new company after the pending merger is approved.

The combined company will also be able to offer more local TV service in 100 markets, more HDTV channels, video-on-demand, interactive TV services, and the ability to launch more independent networks which will further increase the diversity of programming.

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About EchoStar:

EchoStar Communications Corporation and its DISH Network operates a state-of-the-art direct broadcast satellite TV system that is capable of offering over 500 channels of digital video and CD-quality audio programming, as well as advanced satellite TV receiver hardware and installation. DISH Network offers hundreds of news, sports, family, children’s, educational and instructional television channels nationwide. EchoStar is included in the Nasdaq-100 Index (NDX). DISH Network currently serves over 6.43 million customers. For more information, visit www.dishnetwork.com.

In connection with the proposed transactions, General Motors Corporation (“GM”), Hughes Electronics Corporation (“Hughes”) and EchoStar Communications Corporation (“EchoStar”) intend to file relevant materials with the Securities and Exchange Commission, including one or more Registration Statement(s) on Form S-4 that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC’s website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from General Motors. Such documents are not currently available.

General Motors and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM’s solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, Hughes, EchoStar, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

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